UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39127

Canaan Inc.

Room 2101, 21st Floor, Building 1

Yard 1, No. 81 Beiqing Road

Haidian District, Beijing, 100094

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 5.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Canaan Inc. (File No. 333-255470), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
Exhibit 5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered

Exhibit 10.1	Amendment No. 1 To The At The Market Offering Agreement

Exhibit 99.1	Press Release - Canaan Inc. Files Prospectus Supplement Establishing At-The-Market Offering of American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name: Nangeng Zhang Title: Chairman and Chief Executive Officer

Date: November 25, 2022